UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

O’CHARLEY’S INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

670823103

(CUSIP Number)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670823103	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSON:
Fidelity National Financial, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
16-1725106
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:
SOURCE OF FUNDS (SEE INSTRUCTIONS):
4
WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5
☐
CITIZENSHIP OR PLACE OF ORGANIZATION:
6
Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,009,317

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,009,317

WITH	10	SHARED DISPOSITIVE POWER:

		0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
35,009,317

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
95.0%(1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14
CO

(1)	Based on 36,848,358 shares of Common Stock outstanding as of April 9, 2012, as provided by the Issuer.

CUSIP No. 670823103	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSON:
Fidelity National Special Opportunities, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
84-1716261
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:
SOURCE OF FUNDS (SEE INSTRUCTIONS):
4
AF
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5
☐
CITIZENSHIP OR PLACE OF ORGANIZATION:
6
Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,009,317

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,009,317

WITH	10	SHARED DISPOSITIVE POWER:

		0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
35,009,317

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
95.0%(1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14
CO

(1)	Based on 36,848,358 shares of Common Stock outstanding as of April 9, 2012, as provided by the Issuer.

CUSIP No. 670823103	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSON:
Fred Merger Sub Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
45-4435820
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:
SOURCE OF FUNDS (SEE INSTRUCTIONS):
4
AF
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5
☐
CITIZENSHIP OR PLACE OF ORGANIZATION:
6
Tennessee

	7	SOLE VOTING POWER:

NUMBER OF		35,009,317

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,009,317

WITH	10	SHARED DISPOSITIVE POWER:

		0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
35,009,317

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
95.0%(1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14
CO

(1)	Based on 36,848,358 shares of Common Stock outstanding as of April 9, 2012, as represented by the Issuer in the Merger Agreement.

CUSIP No. 670823103	SCHEDULE 13D	Page 5 of 13

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and restates in its entirety the Schedule 13D originally filed by Fidelity National Financial, Inc., a Delaware corporation (“FNF”), with the United States Securities and Exchange Commission on September 9, 2011 and amended on September 22, 2011 and February 6, 2012 (as amended prior to this Amendment, the “Schedule 13D”).

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Shares”), of O’Charley’s Inc., a Tennessee corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3038 Sidco Drive, Nashville, Tennessee 37204.

Item 2.  Identity and Background.

(a), (f) This statement is filed by FNF, Fidelity National Special Opportunities, Inc., a Delaware corporation (“FNSO”) and a direct, wholly-owned subsidiary of FNF, and Fred Merger Sub Inc., a Tennessee corporation and an indirect, wholly-owned subsidiary of FNF (“Merger Sub”). FNF, FNSO, and Merger Sub are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and, accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each Reporting Person is 601 Riverside Avenue, Jacksonville, Florida 32204.

(c) FNF is a holding company for other entities, the principal business of which is the provision of title insurance and related services. FNSO is a holding company that also currently holds a minority interest in American Blue Ribbon Holdings, LLC, the owner and operator of the Village Inn, Bakers Square and Max & Erma’s restaurants. Merger Sub is a holding company and an indirect, wholly-owned subsidiary of FNF that was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined and discussed in Item 4 below).

(d), (e) During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit 99.1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Merger Sub and O’Charley’s entered into an Agreement and Plan of Merger, dated as of February 5, 2012 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $9.85 per share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any required withholding taxes, on February 27, 2012.

The Offer expired at 12:00 midnight, New York city time, at the end of the day on April 2, 2012. On April 3, 2012, Merger Sub accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 18,067,581 Shares was purchased by Merger Sub in accordance with the terms of the Offer at a price of $9.85 per Share. Merger Sub paid an

CUSIP No. 670823103	SCHEDULE 13D	Page 6 of 13

aggregate of $177,965,672.90 to holders of Shares acquired pursuant to the Offer, which was funded through Parent’s and its subsidiaries’ available cash and cash equivalents and through borrowings under its unsecured revolving bank credit facility under the Amendment and Restatement Agreement, dated as of March 5, 2010, to the Credit Agreement among Parent, Bank of America, N.A., and certain agents and other lenders party thereto (the “Credit Agreement”), and the Commitment Increase Agreement, dated as of March 5, 2010, among Parent, Bank of America, N.A. as Administrative Agent, and the other financial institutions party thereto (together with the Credit Agreement, the “Credit Facility”).

Subsequent to the expiration of the Offer, on April 3, 2012, Merger Sub exercised the Top-Up Option to purchase newly issued Shares from O’Charley’s in accordance with the Merger Agreement. Merger Sub acquired Top-Up Shares at a price of $9.85 per Share (the same amount paid for each Share tendered and accepted for payment by the Merger Sub pursuant to the Offer) and paid the purchase price by delivery of a promissory note to O’Charley’s in the amount of $146,392,610.90.

The Top-Up Shares, when combined with the Shares purchased in the Offer, gave Merger Sub aggregate ownership of more than 90% of the outstanding Shares as of April 9, 2012. Accordingly, Parent intends to effect a short-form merger (the “Merger”) pursuant to Section 48-21-105 of the Tennessee Business Corporation Act (the “TBCA”) and, as a result, O’Charley’s will become an indirect, wholly-owned subsidiary of Parent. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held by (i) O’Charley’s, Parent or any subsidiary of Parent, including Merger Sub, which Shares will be cancelled without any conversion, or (ii) any subsidiary of O’Charley’s, which Shares will remain outstanding) will be cancelled and converted into the right to receive the same $9.85 in cash per Share, without interest thereon and less any required withholding taxes, that was paid in the Offer. The Reporting Persons estimate that an aggregate of approximately $18,125,979.95 will be necessary to purchase Shares in connection with the Merger, which will be funded through Parent’s issuance of a promissory note in the form attached as an exhibit to the Merger Agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 4.  Purpose of Transaction.

FNF originally acquired 2,079,542 Shares for investment purposes.

On February 5, 2012, FNF and Merger Sub entered into an Agreement and Plan of Merger with the Issuer (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions thereof, Merger Sub commenced a cash tender offer (the “Offer”) to acquire all of the Issuer’s Shares for a purchase price of $9.85 per Share, net to the seller in cash without interest thereon and less any required withholding tax (the “Offer Price”).

Merger Sub commenced the Offer on February 27, 2012 upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The Offer expired at 12:00 midnight, New York City time, at the end of the day on April 2, 2012. All Shares that were validly tendered and not validly withdrawn were accepted for purchase by Merger Sub on April 3, 2012. Following consummation of the Offer, pursuant to the Merger Agreement, Parent appointed four persons to serve on the Company’s Board of Directors (the “O’Charley’s Board”).

Subsequent to the expiration of the Offer, on April 3, 2012, Merger Sub exercised the Top-Up Option to purchase newly issued Shares from O’Charley’s in accordance with the Merger Agreement. Merger Sub acquired Top-Up Shares at a price of $9.85 per Share (the same amount paid for each Share tendered and accepted for payment by the Merger Sub pursuant to the Offer) and paid the purchase price by delivery of a promissory note to O’Charley’s. The Top-Up Shares, when combined with the Shares purchased in the Offer, gave Merger Sub aggregate ownership of more than 95% of the outstanding Shares as of April 9, 2012.

CUSIP No. 670823103	SCHEDULE 13D	Page 7 of 13

Section 48-21-105 of the TBCA provides that if a corporation owns at least 90% of the outstanding voting shares of each class and series of stock of a subsidiary corporation, the corporation holding such stock may merger such subsidiary into itself, itself into such subsidiary or two or more such subsidiaries with and into each other, without any action or vote on the part of the shareholders of such other corporation. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Merger Sub will be merged with and into O’Charley’s, with O’Charley’s continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. Parent intends to cause the Merger to occur in accordance with the TBCA on or about May 10, 2012. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) O’Charley’s, Parent or any subsidiary of Parent, including FNSO and Merger Sub, which Shares will be cancelled without any conversion, or (ii) any subsidiary of O’Charley’s, which Shares will remain outstanding) will be cancelled and converted into the right to receive the same $9.85 per Share paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Merger Sub will serve as directors of the Issuer, (ii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the surviving corporation, and (iii) Merger Sub’s charter and bylaws as in effect immediately prior to the Effective Time will be the charter and bylaws of the Surviving Corporation, except that the charter of the Surviving Corporation shall be amended to reflect the name of the Issuer (or a variation thereof) as the name of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on The Nasdaq Stock Market Global Select Market, there will be no public market for the Shares, and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

FNF, FNSO, and Merger Sub expect to fund the Offer and the Merger using and their and their subsidiaries’ available cash and cash equivalents and through borrowings under FNF’s existing Credit Facility.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to FNF’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of the date of the Merger Agreement of the following shareholders: Crescendo Partners II, L.P., Series Z (with respect to 2,019,324 Shares as of February 6, 2012), Crescendo Partners III, L.P. (with respect to 136,474 Shares as of February 6, 2012), Arnaud Ajdler (with respect to 48,626 Shares as of February 6, 2012) and Gregory Monahan (with respect to 36,976 Shares as of February 6, 2012) (the “Support Agreement”).

Pursuant to the Support Agreement, each such shareholder has tendered pursuant to the Offer all Shares beneficially owned by such shareholder at the commencement of the Offer. The Support Agreement terminated upon the date on which such shareholders ceased to own any Shares.

All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements”; “Purpose of the Offer; Plans for O’Charley’s”; and “Certain Effects of the Offer” is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

CUSIP No. 670823103	SCHEDULE 13D	Page 8 of 13

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 6 is incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) and (b). As of the date hereof, Merger Sub was the direct record owner of and may be deemed to have sole voting power with respect to, and each other Reporting Person may be deemed to beneficially own and have sole voting and dispositive power with respect to, 35,009,317 Shares, representing approximately 95.0% of the issued and outstanding Shares.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 36,848,358 Shares outstanding as of April 9, 2012, as provided by the Issuer.

(c) On April 3-5, 2012, Merger Sub accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer and the guaranteed delivery procedures thereunder. An aggregate of 18,067,581 Shares were purchased by the Merger Sub in accordance with the terms of the Offer at $9.85 per Share. On April 3, 2012, subsequent to the acceptance of Shares pursuant to the Offer, Merger Sub exercised the Top-Up Option to purchase the Top-Up Shares (comprising 14,862,194 newly issued Shares) directly from O’Charley’s in amount paid for each Share tendered and accepted for payment by Merger Sub pursuant to the Offer) and paid the purchase price by issuing a promissory note to O’Charley’s.

(d) and (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On April 3, 2012, FNF issued a press release announcing the successful completion of the Offer. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On April 5, 2012, FNF, FNSO, and Merger Sub entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 4 is incorporated by reference into this Item 6.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

CUSIP No. 670823103	SCHEDULE 13D	Page 9 of 13

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity.

Item 7.  Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Directors and Executive Officers of FNF, FNSO and Merger Sub
99.2	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2012)
99.3	Support Agreement (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2012)
99.4	Press Release (incorporated by reference to Exhibit 99(a)(5)(e) to the Schedule TO-T, filed by FNF with the Securities and Exchange Commission on April 3, 2012)
99.5	Joint Filing Agreement

CUSIP No. 670823103	SCHEDULE 13D	Page 10 of 13

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

Dated: April 9, 2012	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

Dated: April 9, 2012	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

FRED MERGER SUB INC.

Dated: April 9, 2012	By:	/s/ Goodloe M. Partee
		Name:	Goodloe M. Partee
		Title:	Secretary